ACQUEST SECURITIES, LLC
BALANCE SHEET
DECEMBER 31, 2015

ASSETS		
Cash and cash equivalents	$	271,797
Prepaid assets		1,351
TOTAL ASSETS	$	273,148
LIABILITIES AND MEMBERS' EQUITY		
Accounts payable	$	2,780
MEMBERS' EQUITY		270,368
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	273,148

The accompanying notes are an integral part of these financial statements.